SEC FILE NUMBER 002-95836-NY
CUSIP NUMBER 16939N 10 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:	December 31, 2009

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CHINA INDUSTRIAL WASTE MANAGEMENT, INC.
Full Name of Registrant

Former Name if Applicable

NO. 1 HUIAHE WEST ROAD, E-T-D ZONE
Address of Principal Executive Office (Street and Number)

DALIAN, PRC 116600
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Registrant requires additional time to complete consolidation of its financial statements and audit by auditors.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	DAZHI DARCY ZHANG	86+133	72877287
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☒	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☒	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant anticipates that as a result of the economic downturn its 2009 results of operations will decrease over 2008 levels, but consistent with operating results reported for the first three quarters of 2009. Based on the information available at this time, the Registrant anticipates a net income of $2.5 million or $.15 per diluted share compared to a net income of $4.75 million or $.35 per diluted share for the comparable prior year period.  Total revenues are anticipated to be $10 million in 2009 compared to $13 million reported in 2008.  Total operating expenses for 2009 are currently $4.6 million compared to $3.5 million reported in 2008.

Statements contained in this Form 12b-25 are based upon information presently available to the Company and assumptions that it believes to be reasonable.  Except as required by law, the Company is not assuming any duty to update this information should those facts change or should it no longer believe the assumptions to be reasonable.  Investors are cautioned that all such statements involve risks and uncertainties, including the risk that additional resources and time may be needed to complete and file the Form 10-K and other risks described in the Risk Factors sections in the Company’s reports and documents filed with the Securities and Exchange Commission.  The Company’s actual decisions, performance, and results may differ materially from anticipated results described in these forward-looking statements.

CHINA INDUSTRIAL WASTE MANAGEMENT, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	MARCH 31, 2010	By:	/s/ DONG JINQING
DONG JINQING, CHIEF EXECUTIVE OFFICER